

FORM 6-K


MAY 28 2002
WASH. D.C.
155
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

GIGAMEDIA LIMITED
(Name of Registrant)

No. 122 TunHua North Road, Fourteen Floor
Taipei, Taiwan
Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F..X... Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

GigaMedia Limited (the "Company") is furnishing under cover of Form 6-K the press release dated May 16, 2002, relating to its 2002 first quarter results of operations ended March 31, 2002.



GigaMedia Reports First Quarter Financial Results

Company on Track to Achieve Positive EBITDA by Year End

TAIPEI, Taiwan, May 16, 2002 – GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its first quarter operating and financial results.

Highlights:

- Positive EBITDA expected by year end due to improved operating performance in consumer and corporate broadband ISP businesses, as well as streamlining and enhanced operating leverage in GigaMedia's offline music distribution business.
- Online broadband ISP business: ARPUs grew, highlighting success of managed growth and differentiation strategy.
- Offline music distribution business: contributed 66% of total revenues; strict cost controls implemented, reducing workforce compensation by nearly 25%.
- Company remains in a solid financial position with approximately NT$2.5 billion in total cash, short-term investments and liquid marketable securities. Included in this figure is NT$222.0 million scheduled for investment in our offline business operations.

Chief Executive Officer Raymond Chang said, "This quarter continued our steady progression toward profitability, demonstrating the effectiveness of the moves we have made over the past year to adapt and strengthen our business model. Thanks to our managed growth strategy, momentum continued in our online broadband ISP business. We again improved our operational competitiveness and are closing in on EBITDA breakeven."

Chang continued, "In addition, during this quarter we began to develop our offline business, which drove top line growth. By consolidating Taiwan's two leading music store chains we have built a dominant market position that is expected to result in improving gross margins as a result of significant purchase volume discounts. Focus on cost controls, improving efficiencies and developing offline/online synergies over the next few quarters is expected to drive growth in 2002. With a healthy balance sheet, steady improvements in our operating performance and an enhanced ability to generate free cash flow, we are in strong position to deliver increased value to shareholders going forward."

Chief Financial Officer Winston Hsia commented, "We are encouraged by signs of improvement across all of our businesses during the first quarter. In our ISP business, access revenues grew, driven by subscriber growth and higher ARPU. We also began to record content revenues from broadband subscriptions. Strong focus on operational efficiency enabled us to outperform during the period; cash management continues to improve. In sum, much of our work over the past year to bolster our performance is reflected in this quarter's results. Despite a challenging operating environment for our ISP operations, we expect to record improvements by year end in our ISP business with respect to total costs, operating costs and total revenues. We also anticipate enhanced bottom line results in our offline music business, which puts us on track to achieve our goal of positive EBITDA by year end."

Consolidated Financial Results (First Quarter 2002 versus Fourth Quarter 2001)

In February 2002, the company signed definitive agreements to acquire approximately 60% of Taiwan's two leading music store chains, Music King Records ("MKR") and Point Records Company Ltd. ("Point"). The overall transaction has an aggregate value of approximately NT$650.0 million. Together, the two companies hold a dominant market position and had combined sales of approximately NT$3.0 billion in 2001. The transaction is pending government approval. Note that GigaMedia's offline business results in this report include only results of Point for February and March of 2002.

For the first quarter of 2002, GigaMedia reported consolidated revenues of NT$472.4 million, compared with revenues of NT$124.3 million for the fourth quarter. The company's first quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$310.6 million during February and March of 2002.

Operating loss was NT$158.8 million in the first quarter compared with NT$781.3 million during the fourth quarter, including all amortization costs and accelerated expenses during the fourth quarter related to Microsoft's warrant.

Non-operating income during the first quarter consisted of interest income of NT$10.1 million, foreign exchange gains of NT$90.7 million, and investment income of NT$48.2 million. Non-operating income during the quarter increased from negative NT$27.4 million to NT$151.8 million in the first quarter of 2002, primarily due to the liquidation of a short-term investment during the period, which contributed to 80% of non-operating income. Liquidation of said short-term investment in the amount of US$41.3 million was related to the return of capital to shareholders conducted on March 29, 2002 and resulted in recognition of foreign exchange gains of NT$84.7 million and investment income of NT$35.9 million.

The company reported a net loss of NT$6.3 million for the first quarter versus a loss of NT$808.5 million in the previous quarter.

Cash and other cash equivalents at the end of the first quarter totaled NT$1.3 billion, while short-term investments totaled NT$640.8 million, compared to NT$794.3 million and NT$5.0 billion, respectively, during the previous period, representing a total decline of NT$3.9 billion. The decline was impacted by the cash distribution to shareholders of NT$3.5 billion made on March 29, 2002. Excluding this cash distribution, cash and other cash equivalents and short-term investments declined by 6%, or NT$377.7 million.

GigaMedia's long-term investment's remained unchanged. The company maintains total long-term investments of US$10 million and US$5 million with maturity dates of 2004 and 2005, respectively.

Business Segment Results (First Quarter 2002 versus Fourth Quarter 2001)

Online Entertainment (Broadband ISP)

First Quarter 2002 Results Compared to Fourth Quarter 2001 Results (excluding all amortization costs and accelerated expenses totaling approximately NT$557.3 million during the fourth quarter related to Microsoft's warrant)

Category	4Q01 (excl. all amortization costs and accelerated expenses of Microsoft's warrant)	1Q02	Variation (%)
Total revenues	NT$124.3 million	NT$161.8 million	30
Access revenues	NT$121.6 million	NT$157.0 million	29
Subscribers	119,130	128,946	8
ARPU	NT$341	NT$383	12
Total costs and expenses	NT$348.2 million	NT$304.8 million	-12
Operating cost	NT$171.9 million	NT$157.6 million	-8
SG&A	NT$111.6 million	NT$98.3 million	-12
Operating loss	NT$224.0 million	NT$143.0 million	-36
Net income (loss)	(NT$251.2 million)	NT$7.0 million	(Not meaningful)
Operating cash burn including capex (quarterly)*	NT$243.0 million	NT$133.6 million	-45

*We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex declined from NT$81.0 million to NT$44.5 million, quarter over quarter.

Total Revenues, Access Revenues and Content Revenues Increased

Total revenues for the quarter ended March 31, 2002 grew to NT$161.8 million from NT$124.3 million for the previous quarter, representing a 30% increase.

Of the total revenues recorded during the first quarter, corporate access revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") were NT$13.9 million.

Continued subscriber growth, improved ARPU and expiration of free service promotions led to an increase in consumer access revenues of 29% to NT$157.0 million, compared with NT$121.6 million for the quarter ended December 31, 2001. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Sales/rental/installation revenues in the ISP business, which include cable modem and ADSL retail installation packs, decreased to NT$193 thousand for the first quarter from NT$1.0 million during the fourth quarter, primarily due to the absence of bundled ADSL pack sales during the first quarter. The company terminated modem sales last year, reflecting management's efforts to control SG&A costs and improve operating margins.

Advertising revenues increased to NT$791 thousand in the first quarter from NT$541 thousand for the fourth quarter. However, the company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues in the near future.

The ISP business recorded content subscription revenues of NT$2.9 million during the period, consisting mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw), which was launched toward the end of the fourth quarter of 2001.

Costs and Expenses Controlled

The following descriptions of the company's costs and expenses making quarter over quarter comparisons, including operating loss and net income, do not include amortization costs and accelerated expenses related to Microsoft's warrant, which totaled NT$557.3 million during the previous quarter. We previously recognized an intangible asset attributable to the Business Co-Operation Agreement we entered into with Microsoft in November 1999 of approximately NT$1,544,725 thousand (US$48,500 thousand), which is equal to the fair value of the warrant we issued to Microsoft. While we had been amortizing this intangible asset over a three-year period, we fully expensed this asset during the fourth quarter of 2001, based on our revised assessment of the future economic value of the agreement to the company.

Total costs and expenses decreased 12% from NT$348.2 million to NT$304.8 million in the first quarter of 2002, due to tighter expenditure controls and more cost-effective marketing.

Operating costs declined 8% from NT$171.9 million to NT$157.6 million in the first quarter in 2002, consisting of costs associated with business operations and customer service departments of NT$63.9 million, telecommunications costs of NT$59.0 million, and depreciation cost of network equipment other than cable modems amounting to NT$27.1 million. Included in this quarter's operating costs was amortization of our licensing payment to our partner EMI Music Asia, which totaled NT$3.7 million. The licensing payment is related to the development of our subsidiary GigaMusic. Excluding this item, operating costs decreased 10% to NT$153.8 million.

The company continued to record a downward trend in SG&A costs. GigaMedia's SG&A costs declined by approximately NT$13.3 million, or 12%, during the quarter, while sequential access revenue grew roughly NT$35.4 million, or 29%. SG&A costs declined from NT$111.6 million to NT$98.3 million in the first quarter of 2002, driven by more cost effective marketing initiatives.

Operating Loss Narrowed

Operating loss decreased by 36% to NT$143.0 million from NT$224.0 million quarter over quarter.

Net Income (Loss)

Net Income increased from negative NT$251.2 million to NT$7.0 million.

Operating Cash Burn Declined

Operating cash burn per month during the quarter was NT$45.3 million, versus NT$81.0 million in the fourth quarter. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.

ARPU Improved

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services increased by 12% during the first quarter to NT$383, compared with NT$341 in the fourth quarter. This increase was achieved despite strong market competition and ongoing price pressure in the period, which GigaMedia expects to remain in the foreseeable future. Ongoing efforts to improve our subscriber base by growing 2-way and ADSL subscribers, while reducing 1-way subscribers, is expected to help support ARPUs going forward, as are higher margin products such as GigaMedia's 1.5Mbps ADSL services.

One-way ARPU improved 6% to NT$304 compared to NT$287 during the previous quarter. ARPU for two-way cable during the period was relatively flat at NT$602 compared with NT$589 during the previous period. ARPU for ADSL for the three-month period increased 18% to NT$369 from NT$312, due primarily to favorable market reaction to the launch of GigaMedia's premium 1.5Mbps service, increased tiered service packages, and expiration of free service promotions.

Offline Music Distribution (G-Music)

Consolidation of the MKR and Point record store chains is still in process. The following represents only the results of Point for the months of February and March.

Turnover

Total net turnover for the quarter ended March 31, 2002 totaled NT$307.3 million. GigaMedia records offline music business turnover under sales/rental/installation revenues.

Cost of Goods Sold; Gross Margin

Total COGS, net of return and allowance for the quarter ended March 31, 2002, totaled NT$270.2 million. Unit COGS is expected to decline, resulting in improving gross margins going forward due to larger purchase volume discounts. GigaMedia records COGS from its offline music business under cost of sales/rental/installation. Gross margin for the offline music business was NT$40.4 million, or 13%.

Operating Margin

Operating margin for the quarter ended March 31, 2002 was negative 5%, or an operating loss of NT$15.7 million. Further store and operation consolidation is expected to advance operating margin and increase efficiency.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of May 15, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. This quarter's update is tentatively scheduled for mid-July.

GigaMedia expects revenue growth and newly implemented cost controls in its offline G-Music business segment, combined with sequential gains from KBT, to improve the company's financial performance going forward. Management also expects to register improvements by year end in our ISP business with respect to total costs, operating costs and total revenues. However, online consumer broadband ISP operations in the second quarter are expected to be impacted by heightened competition and recent price-cutting by the market leader. As a result, management expects revenues and ARPU in this business segment to remain relatively flat in the second quarter compared with this period. Detailed expectations are provided below.

Second Quarter Expectations

Online – Broadband ISP

- Total revenue is expected to be stable at NT$160+ million.
- Total costs and expenses are expected to be between NT$264 million and NT$274 million.
- The company anticipates blended ARPU comparable with first quarter 2002 results.
- Subscribers are expected to be approximately 126,000-128,000.

2002 Expectations

Online – Broadband ISP

- Total revenue is expected to be between NT$675 million and NT$715 million.
- Total costs and expenses are expected to be approximately NT$1.1 billion.
- Total subscribers are expected to be approximately 130,000.

Offline – Music store chains

- Total annualized pro forma combined revenue is expected to be between NT$2.8 billion and NT$3.1 billion.
- Gross margins are anticipated to reach 13%-15%.

Business Development and Investment Update

- **G-Music – offline music store chains**

GigaMedia signed definitive agreements in February 2002 to acquire MKR and Point, the two leading music store chains in Taiwan. MKR and Point operate 15 and 32 stores, respectively, throughout Taiwan. Implementation of tight cost controls and company streamlining has to date generated savings of approximately 25% in workforce compensation. Management is currently making adjustments to maximize operating efficiencies. Three stores have been closed since February with new openings planned at improved locations. GigaMedia expects the company's online ISP operations will enable the music stores to exploit back catalog sales and, over the long-term, to become complete offline and online music distributors.

- **GigaMusic.com – online paid music site**

In conjunction with GigaMedia's efforts to build GigaMusic.com into a leading Chinese music portal and diversify company revenue streams, GigaMedia made strategic investments in two music industry leaders in 2001. The company purchased a 5% equity stake in Rock Internet Corporation, the technology arm of Rock Group, the leading music company in Greater China. GigaMedia also formed a strategic alliance with EMI Music Asia, a division of EMI Recorded Music. GigaMusic has already begun conducting joint marketing work together with EMI, but official launch of the GigaMusic.com site with music downloads and videostreaming services is not expected until later this year.

- **Gamania – online gaming bundling**

Gamania is Taiwan's leading online gaming company. GigaMedia generated significant subscriber growth in 2001 from bundling initiatives that featured Gamania's market leading "Lineage" and "Giran" games and GigaMedia's premium ADSL. Management intends to launch similar bundling initiatives in 2002 with a new Gamania game designed to appeal to a wider user base with marketing costs covered by Gamania. Gamania will conduct an IPO on May 21 on Taiwan's over-the-counter TAISDAQ market, at which time GigaMedia expects to liquidate a portion of its holdings in Gamania. GigaMedia invested a total of approximately NT$369.3 million for a 10 percent holding in Gamania in 2001.

- **Koos Broadband Telecom Limited – broadband service provider**

During the second quarter of 2000, GigaMedia announced the formation of a subsidiary named Koos Broadband Telecom Limited, a 100% owned subsidiary focused exclusively on corporate subscribers. The company currently has 76 corporate clients and is projecting operational breakeven by the second half of this year.

About GigaMedia

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers 11 interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com and its co-brand site http://www.gigigaga.yahoo.com.tw.

Offline, GigaMedia operates Taiwan's two largest music store chains, Music King Records and Point Records Company Ltd. The company signed definitive agreements in February of 2002 to purchase these businesses, which had combined sales of approximately NT$3.0 billion in 2001.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan, as well as GigaMusic.com, an online paid music site scheduled for launch in 2002.

Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2001.

Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the quarters ended March 31, 2002 and December 31, 2001

	(Unaudited) 1Q02	(Unaudited) 4Q01
	NT$	NT$
Operating revenue		
Access revenue	156,956,997	121,552,741
Sales/rental/installation	307,536,109	1,041,476
Web development revenues	0	0
Advertising revenue	790,917	541,678
Subscription revenue	2,893,284	
Other revenue	4,184,462	1,117,283
Total	472,361,769	124,253,178
Cost and expenses		
Operating cost	157,570,921	729,187,976
Cost of sales/rental/installation	299,281,675	39,391,836
Web development expenses	0	112,313
Product development and	0	0
engineering expenses	19,891,520	24,011,827
Selling and marketing expenses	87,037,000	63,088,285
General and administrative expenses	67,346,956	48,538,487
Other costs	0	1,203,150
Total	631,128,072	905,533,875
Operating loss	(158,766,303)	(781,280,697)
Non-operating income (expenses)		
Interest income	10,122,410	10,670,848
Foreign exchange gain (loss)-net	90,676,262	(68,122,036)
Investment income	48,152,431	46,957,024
Gain from disposal of property, plant and equity	39,332	(10,778,020)
Interest income (expenses)	(34,658)	(422,511)
Other non-operating income(expense)	2,823,494	(5,684,878)
Total non-operating income-net	151,779,271	(27,379,573)
Income Tax Benefit (expense)	0	393,223
Minority interest income	298,229	(194,162)
Pre-acquisition earnings	359,798	0
Net income (loss)	(6,329,005)	(808,461,209)
Net loss per common share (NT$)	(0.13)	(16.12)
Average shares outstanding	50,154,000	50,154,000

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and December 31, 2001

	March 31	December 31
	2002	2001
ASSETS	NT$	NT$
CURRENT ASSETS		
Cash and cash equivalents	1,282,677,598	794,346,356
Short-term investments	640,832,790	5,028,719,305
Accounts receivable	152,823,016	103,292,590
Receivable from related parties	-	2,911,947
Inventories-net	374,879,460	52,498,896
Prepaid expenses	106,660,310	23,154,420
Restricted cash	-	40,950,000
Other current assets	144,174,415	87,001,012
Total Current Assets	2,702,047,589	6,132,874,526
INVESTMENT		
Total Investments	1,108,023,247	994,897,625
PROPERTY, PLANT AND EQUIPMENT-NET	853,778,482	705,570,487
INTANGIBLE ASSETS-NET	21,926,980	12,631,053
OTHER ASSETS		
Total Other Assets	248,392,201	216,578,175
TOTAL ASSETS	4,934,168,499	8,062,551,866
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Loan	29,766,150	-
Accounts payable	607,973,500	69,771,765
Payable to related parties	-	3,779,994
Payable to equipment suppliers	-	5,501,194
Accrued salaries and bonus	7,938,153	44,983,745
Accrued expenses	66,505,364	41,177,289
Lease obligations	-	-
Other current liabilities	29,777,069	9,919,566
Total Current Liabilities	741,960,236	175,133,553
OTHER LIABILITIES	34,560,534	29,467,117
Total Liabilities	776,520,770	204,600,670
Minority interest	12,527,046	12,825,275
SHAREHOLDERS' EQUITY	4,145,120,683	7,845,125,921
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,934,168,499	8,062,551,866

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

Dated: May 23, 2002

By: 

Name: Wayne W. Chen

Title: V.P. and General Counsel